GOLD ROCK RESOURCES INC.
631 Thompson Ave,
Coquitlam , British Columbia
Canada V3J 3 Z9

January 29, 2007

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Christopher Owings
Assistant Director

RE:     Gold Rock Resources Inc.
Form SB-2 Registration Statement
Registration No. 333-135891

Dear Mr. Owings:

Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Gold Rock Resources, Inc. (the "Company") requests acceleration of the effective date of its Form SB-2 Registration Statement to February 1, 2007, at 2:00 p.m., E.S.T., or as soon thereafter as practicable.

Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

Further, no other documents, reports or memoranda have been prepared for external use by the Company.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE: Gold Rock Resources Inc.
Form SB-2 Registration Statement
SEC File 333-135891
January 29, 2007

The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

Thank you for your cooperation.

GOLD ROCK RESOURCES INC.

SHU-HENG WANG
Shu-heng Wang,
President, Principal Executive Officer, and a
member of the Board of Directors

cc: Conrad C. Lysiak